                                   Filed by Eldorado Bancshares, Inc.
                                   Pursuant to Rule 425 under the Securities
                                   Act of 1933 and Deemed filed Pursuant
                                   to Rule 14a-12 Under the Securities Exchange
                                   Act of 1934

                                   Subject Company: Eldorado Bancshares, Inc.
                                   Commission File No.: 2-76555

FOR IMMEDIATE RELEASE

                    ELDORADO BANCSHARES REPORTS A RECORD YEAR

             ORANGE COUNTY'S LARGEST BANK HOLDING COMPANY ANNOUNCES
                   A 22 PERCENT INCREASE IN EARNINGS FOR 2000

         LAGUNA HILLS, CALIF. -- JANUARY 24, 2001 -- Eldorado Bancshares, Inc. (NASDAQ:ELBI) today announced its net operating income for the year rose sharply to a record $12.7 million - up 22 percent compared with last year. Net operating income per diluted share rose to $0.89 from $0.70 for 1999. Net operating income excludes the effect of discontinued operations and the amortization of intangibles arising from previous acquisitions. Net operating income for the fourth quarter of 2000 was $3.4 million, or $0.24 per diluted share compared with $3.5 million, or $0.24 per diluted share for the third quarter of 2000. For the fourth quarter of 1999, net operating income was $1.8 million, or $0.14 per diluted share.

         Robert Keller, the Company's president and chief executive officer, stated that "our operating results this year reflects the success of our `single-focus' strategy adopted in 1999 with the discontinuation of our wholesale mortgage unit and the dedication and hard work of our professional staff." Keller also stated, "our two banks (Eldorado and Antelope Valley) have had a tremendous year with solid growth in commercial and consumer loans, core deposits and revenue which provides us with momentum as we look forward to combining our banks with California Bank & Trust later this year."

         On December 14, 2000, Zions Bancorporation ("Zions") (Nasdaq:Zion) and the Company announced that they entered into a definitive agreement under which the Company will merge with and into Zions in exchange for common shares of Zions. Each share of the Company will be converted into 0.23 shares of Zions. The merger is subject to approval of banking regulators and the shareholders of the Company and is expected to close in the second quarter of 2001.

         The Company also announced today, a dividend of 5 cents per share payable on February 28, 2001 to holders of record as of February 14, 2001.

         Net income from continuing operations for 2000, which includes the effect of the amortization of intangibles, increased to $8.8 million, or $0.62 per diluted share, from $6.3 million, or $0.40 per diluted share, for 1999.

         Net interest income for the year ended December 31, 2000 increased 3 percent to $56.3 million from $54.8 million for year-end 1999. The net interest margin for 2000 was 5.17 percent, up from 4.86 percent for 1999. The increases were due to an increase in loans, increases in the prime lending rate, and the planned run-off of high cost deposits used to support the discontinued mortgage business. Service charges and fees totaled $17.6 million for 2000, up from $14.6 million for 1999. Operating expenses for 2000 totaled $48.5 million, compared with $46.2 million for 1999. The efficiency ratio for 2000 was 65.6 percent compared with 66.5 percent a year ago.

         Loans increased 10 percent from a year ago, excluding the effect of the planned run-off in equipment leases as well as a reduction in residential mortgage loans from the discontinued wholesale mortgage business. The loan growth reflects increases in business and personal loans to small and medium-size businesses and individuals in our market area.

         Loans totaled $720 million at December 31, 2000, up from $673 million at the end of 1999. Included in loans were equipment leases totaling $44 million at year-end 2000 and $80 million at year-end 1999. The decline in equipment leases reflects management's previous decision to cease wholesale lease originations. In addition, loans at year-end 2000 included $23 million of residential mortgage loans from the discontinued mortgage business. At year-end 1999, residential mortgage loans totaled $135 million and were presented as part of net assets of discontinued operations. The decline in residential mortgage loans reflects the orderly sale of residential mortgage loans since the wholesale mortgage business was discontinued in the fourth quarter of 1999. The residential mortgage loans remaining at December 31, 2000 have been recorded at estimated market value, approximately 95 percent of the unpaid principal balance, and are no longer held for sale. All other activities related to the wind-down of the business have been completed.

         Core deposits increased $82 million, or 10 percent, to $891 million at the end of 2000 from $809 million at the end of 1999. Core deposits include checking accounts, savings accounts and time deposits less than $100,000 from individuals and small to mid-size businesses, but exclude deposits from title and escrow businesses and large time deposits of $100,000 or more. Large time deposits of $100,000 or more increased to $155 million at December 31, 2000 from $91 million at the end of 1999. Borrowings, however, decreased to $65 million at the end of 2000 from $150 million at the end of 1999. As borrowings matured during the year, they were replaced with large time deposits under a program with the State of California and lower-costing core deposits.

         Nonaccruing loans totaled $11.6 million at the end of 2000 compared with $9.1 million at the end of 1999. Nonaccruing loans were 1.61 percent of loans at December 31, 2000, compared with 1.36 percent at December 31, 1999. Nonaccruing loans included equipment leases, which totaled $1.1 million at December 31, 2000 and $1.8 million at December 31, 1999. Also included in nonaccruing loans were residential mortgage loans, which totaled $2.0 million at year-end 2000 compared with $1.8 million at year-end 1999. The increase in nonaccruing loans is principally a result of a $2.2 million real estate secured loan added in the first quarter of 2000 and a $2.3 million real estate secured SBA 504 loan added in the fourth quarter of 2000.

         The allowance for credit losses was $10.2 million or 1.41 percent of loans at December 31, 2000, compared with $10.3 million or 1.53 percent of loans at the end of 1999. Net charge-offs to the allowance totaled $6.2 million for 2000 and $4.7 million for 1999. Substantially all net charge-offs are related to the equipment lease portfolio. Equipment lease net charge-offs totaled $5.4 million for 2000 and $3.7 million for 1999. Equipment lease net charge-offs have declined each quarter since the second quarter of 2000. For the second quarter of 2000, equipment lease net charge-offs totaled $2.1 million. For the third and fourth quarter of 2000, equipment lease net charge-offs totaled $1.2 million and $1.1 million respectively. The provision charged to earnings for credit losses for 2000 was $6.0 million and for 1999, the provision for credit losses was $5.9 million.

         The preliminary capital ratios for Eldorado Bancshares and its two banking subsidiaries (Eldorado Bank and Antelope Valley Bank) exceed the ratios established by banking regulators for a "well-capitalized" institution - the highest designation an institution may receive. The Total capital ratio at December 31, 2000 for Eldorado Bancshares was 13.55 percent; the Total capital ratios for Eldorado Bank and Antelope Valley Bank were 12.65 percent and 13.12 percent, respectively. The Tier 1 capital ratios for Eldorado Bancshares and the two banks were 12.32 percent, 11.40 percent, and 12.26 percent, respectively. At December 31, 2000, the leverage ratio for Eldorado Bancshares was 8.52 percent, for Eldorado Bank 7.65 percent, and for Antelope Valley Bank 9.50 percent.

         Eldorado Bancshares, Inc. operates two bank subsidiaries - Eldorado Bank and Antelope Valley Bank. Eldorado Bank, the largest independent bank headquartered in Orange County, California, operates 16 full service banking offices, which serve Orange, Riverside, San Bernardino, and San Diego Counties as well as the Sacramento area. Antelope Valley Bank, headquartered in Lancaster, California, operates eight full service banking offices, which serve Los Angeles, San Bernardino and Kern Counties. This press release contains various statements that are "forward-looking statements" and are subject to the safe harbor provisions of the Securities Reform Act of 1995. Those forward-looking statements are inherently uncertain, and the actual results and performance of the Company and its subsidiaries, Eldorado Bank and Antelope Valley Bank, may differ significantly from management's current expectations reflected in this press release. In addition to the factors set forth in this release, the economic, competitive, governmental and other factors identified in the Company's filings with the Securities and Exchange Commission - including particularly under the captions "Risk Factors", "Cautionary Statement Regarding Forward-Looking Information", and "Preamble" in the Company's 1999 Annual Report on Form 10-K could cause the Company's results to differ materially from those set forth in the forward-looking statements contained in this release. The Company undertakes no obligation to publicly update or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise.

         This news release may be deemed to be solicitation material in respect of the proposed acquisition of Eldorado by Zions, pursuant to an Agreement and Plan of Merger, dated as of December 14, 2000, by and between Eldorado and Zions. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission (SEC). Eldorado and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. These directors and executive officers include: Robert P. Keller, James
A. Conroy, Mitchell A. Johnson, Edward A. Fox, Charles E. Hugel, Jefferson W. Kirby, K. Thomas Kemp, John B. Pettway, Henry T. Wilson, Paul R. Wood, Gary A. Green, Catherine C. Jooyan, Richard Korsgaard, Henry T. McCaffrey, Paul Rodeno and Romolo C. Santarosa.

         The directors and executive officers of Eldorado, as a group, own or control approximately 8.3 million shares of Eldorado's common stock, constituting approximately 58% of the total number of shares of Eldorado common stock outstanding. In addition, Messrs. Keller, Green, Korsgaard, McCaffrey, Rodeno and Santarosa and Ms. Jooyan, have entered into agreements with Eldorado that provide for payments and other benefits in connection with a change in control of Eldorado, like that which would result from the proposed acquisition by Zions. INFORMATION CONCERNING THE BENEFICIAL OWNERSHIP OF EACH OF ELDORADO'S DIRECTORS AND EXECUTIVE OFFICERS AND THE CHANGE OF CONTROL ARRANGEMENTS WITH ELDORADO'S EXECUTIVE OFFICERS MAY BE FOUND IN ELDORADO'S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 26, 2000. THE PROXY STATEMENT IS AVAILABLE FOR FREE BOTH ON THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV) OR BY CONTACTING ROMOLO SANTAROSA AT ELDORADO AT (949) 699-4344.

         IN CONNECTION WITH THE PROPOSED MERGER, ZIONS WILL FILE A REGISTRATION STATEMENT ON FORM S-4 AND ELDORADO WILL FILE A PROXY STATEMENT ON SCHEDULE 14A WITH THE SEC, BOTH OF WHICH WILL CONTAIN THE PROXY STATEMENT-PROSPECTUS DESCRIBING THE MERGER. SHAREHOLDERS OF ELDORADO AND OTHER INVESTORS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT-PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. AFTER THE REGISTRATION STATEMENT AND SCHEDULE 14A ARE FILED WITH THE SEC, BOTH WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV/) AND FROM ELDORADO, AS
FOLLOWS:

ELDORADO:
Attn:  Romolo Santarosa
Eldorado Bancshares, Inc.
24012 Calle de la Plata, Suite 340
Laguna Hills, CA  92653
(949) 699-4344

SUMMARY FINANCIAL INFORMATION (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------
Statement of Operations                         YTD 12/31/00       YTD 12/31/99
--------------------------------------------------------------------------------

Interest income                                 $    94,667        $     90,431
Interest expense                                     38,362              35,646
                                                -----------        ------------
Net interest income                                  56,305              54,785
Service charges and fees                             17,637              14,588
                                                -----------        ------------
Total revenues                                       73,942              69,373
Operating expenses                                   48,492              46,233
Provision for credit losses                           6,024               5,872
Income taxes                                          6,746               6,837
                                                -----------        ------------
Net operating income                                 12,680              10,431
Amortization of intangibles                           3,838               4,096
                                                -----------        ------------
Net income from continuing operations                 8,842               6,335
Net loss from discontinued operations                    --              (9,695)
                                                -----------        ------------
Net income (loss)                               $     8,842        $     (3,360)
                                                ===========        ============

Preferred dividends                                      --        $        706
Net income (loss) available to common           $     8,842        $     (4,066)
Common dividend per share                       $      0.05        $         --

From continuing operations:
  Earnings per share, basic                     $      0.62        $       0.41
  Earnings per share, diluted                   $      0.62        $       0.40

  Return on assets                                     0.68%               0.49%
  Return on common equity                              7.30%               5.15%

From net operating income:
  Earnings per share, basic                     $      0.89        $       0.71
  Earnings per share, diluted                   $      0.89        $       0.70

  Return on assets                                     0.98%               0.80%
  Return on common equity                             10.55%               8.48%

Weighted average number of common shares:
  Basic                                          14,246,282          13,711,473
  Diluted                                        14,246,282          13,954,140

Net interest margin                                    5.17%               4.86%
Efficiency ratio                                      65.58%              66.48%

SUMMARY FINANCIAL INFORMATION (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

---------------------------------------------------------------------------------------------------------------------
Statement of Operations                         QTD 12/31/00       QTD 09/30/00       QTD 06/30/00       QTD 12/31/99
---------------------------------------------------------------------------------------------------------------------

Interest income                                 $    23,880        $    23,623        $    23,689        $     24,017
Interest expense                                      9,340              9,110              9,314              10,125
                                                -----------        -----------        -----------        ------------
Net interest income                                  14,540             14,513             14,375              13,892
Service charges and fees                              3,981              4,654              4,702               3,573
                                                -----------        -----------        -----------        ------------
Total revenues                                       18,521             19,167             19,077              17,465
Operating expenses                                   12,182             12,384             11,931              11,910
Provision for credit losses                           1,075              1,500              2,240               2,690
Income taxes                                          1,816              1,813              1,560               1,029
                                                -----------        -----------        -----------        ------------
Net operating income                                  3,448              3,470              3,346               1,836
Amortization of intangibles                             957                957                950               1,024
                                                -----------        -----------        -----------        ------------
Net income from continuing operations                 2,491              2,513              2,396                 812
Net loss from discontinued operations                    --                 --                 --              (8,233)
                                                -----------        -----------        -----------        ------------
Net income (loss)                               $     2,491        $     2,513        $     2,396        $     (7,421)
                                                ===========        ===========        ===========        ============

Preferred dividends                                      --                 --                 --                  --
Net income (loss) available to common           $     2,491        $     2,513        $     2,396        $     (7,421)
Common dividend per share                       $      0.05        $        --        $        --        $         --

From continuing operations:
  Earnings per share, basic                     $      0.18        $      0.18        $      0.17        $       0.06
  Earnings per share, diluted                   $      0.18        $      0.18        $      0.17        $       0.06

  Return on assets                                     0.79%              0.80%              0.75%               0.25%
  Return on common equity                              7.90%              8.31%              8.01%               2.55%

From net operating income:
  Earnings per share, basic                     $      0.24        $      0.24        $      0.23        $       0.14
  Earnings per share, diluted                   $      0.24        $      0.24        $      0.23        $       0.14

  Return on assets                                     1.09%              1.11%              1.05%               0.56%
  Return on common equity                             10.94%             11.47%             11.19%               5.75%

Weighted average number of common shares:
  Basic                                          14,141,227         14,162,423         14,292,326          13,533,333
  Diluted                                        14,141,227         14,162,423         14,292,326          13,533,333

Net interest margin                                    5.40%              5.32%              5.20%               0.00%
Efficiency ratio                                      65.77%             64.61%             62.54%              68.19%

SUMMARY FINANCIAL INFORMATION (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

---------------------------------------------------------------------------------------------------------------------
Statement of Condition                           12/31/2000          9/30/2000          6/30/2000          12/31/1999
---------------------------------------------------------------------------------------------------------------------

Cash and due from banks                          $    70,656        $    82,882        $    66,400        $   122,839
Federal funds sold                                    47,500               --               25,000               --
Securities                                           362,964            357,457            359,432            325,066
Loans, net                                           709,924            685,312            683,597            662,764
Goodwill                                              54,994             55,950             56,905             58,830
Net assets from discontinued operations                 --               26,043             31,360            140,719
Other assets                                          51,304             54,747             51,879             56,022
                                                 -----------        -----------        -----------        -----------
Total assets                                     $ 1,297,342        $ 1,262,391        $ 1,274,573        $ 1,366,240
                                                 ===========        ===========        ===========        ===========

Deposits                                         $ 1,062,531        $ 1,031,029        $ 1,010,278        $ 1,058,456
Borrowings                                            64,720             64,272            106,036            149,640
Subordinated debentures                               24,857             24,857             27,657             27,657
Other liabilities                                     13,573             16,954              9,991             12,869
Shareholders' equity                                 131,661            125,279            120,611            117,618
                                                 -----------        -----------        -----------        -----------
Total liabilities and shareholders' equity       $ 1,297,342        $ 1,262,391        $ 1,274,573        $ 1,366,240
                                                 ===========        ===========        ===========        ===========


---------------------------------------------------------------------------------------------------------------------
Credit Quality                                   12/31/2000          9/30/2000          6/30/2000          12/31/1999
---------------------------------------------------------------------------------------------------------------------

Loans                                            $   720,093        $   695,589        $   693,680        $   673,049
Allowance for credit losses                           10,169             10,277             10,083             10,285
Nonaccruing loans                                     11,597              9,410             10,107              9,135
Accruing loans past due 90 days or more                   48                546                 19                 50
Foreclosed real estate                                   394                578                847                563
Net loan charge-offs                                   1,183              1,306              2,365              1,650
Allowance to loans                                      1.41%              1.48%              1.45%              1.53%
Nonaccruing loans to loans                              1.61%              1.35%              1.46%              1.36%


---------------------------------------------------------------------------------------------------------------------
Capital Ratios and Statistics                    12/31/2000          9/30/2000          6/30/2000          12/31/1999
---------------------------------------------------------------------------------------------------------------------

Equity to assets                                       10.15%              9.92%              9.46%              8.61%
Leverage ratio                                          8.52%              9.17%              8.08%              7.10%
Tier 1 capital to risk-weighted assets                 12.32%             11.13%             11.15%             10.96%
Total capital to risk-weighted assets                  13.55%             12.28%             12.29%             12.16%

Common shares outstanding                         14,141,227         14,141,227         14,191,227         14,391,227
Book value per common share                      $      9.31        $      8.86        $      8.50        $      8.17
Tangible book value per common share             $      5.42        $      4.90        $      4.49        $      4.08